FAP USA, L.P.

Financial Statements

November 30, 2015

Statement of Income

Revenue:	**Note**	US$'000
Revenue		9,614.0
Expenses:		
Commission and bonus	**2(e)**	3,033.9
Gross salaries		2,815.7
Other employee expenses and benefits		972.0
Occupancy and equipment		600.9
Travel and entertainment		398.8
Professional fees		370.9
Communications		165.0
Other operating expenses		139.3
Tax		50.0
Total expenses		8,546.5
Net income		1,067.5

See accompanying notes to financial statements.